Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286423

47536-P2 10/26

FRANKLIN BSP LENDING FUND

SUPPLEMENT DATED OCTOBER 26, 2026

TO THE PROSPECTUS (“PROSPECTUS”) DATED APRIL 30, 2026

Effective as of October 8, 2026, the following supplements and, to the extent inconsistent with, supersedes the sections entitled “Summary of Offering Terms,” “Summary of Fees and Expenses” and “Investment Management Arrangements” in the Prospectus:

I.	The first paragraph under “Management Fee” in the “Summary of Offering Terms” section on page 14 of the Prospectus is removed entirely and replaced as follows:

In consideration of the advisory services provided by the Manager, the Fund will pay the Manager a monthly management fee at an annual rate of 0.75% based on the average daily value of the Fund’s net assets (the “Management Fee”). The Manager has agreed to voluntarily waive its Management Fee through March 31, 2027.

II.	The third footnote under the “Summary of Fees and Expenses” section on page 18 of the Prospectus is removed entirely and replaced as follows:

The Fund pays the Manager a monthly Management Fee at an annual rate of 0.75% based on average daily value of the Fund’s net assets. For purposes of determining the Management Fee payable to the Manager, the value of the Fund’s net assets will be calculated prior to the inclusion of the Management Fee payable to the Manager or to any purchases or repurchases of Shares of the Fund or any distributions by the Fund. The Manager has agreed to voluntarily waive its Management Fee through March 31, 2027. Unless otherwise extended by the Manager, the Management Fee payable by the Fund as of March 31, 2027 will be at the annual rate of 0.75%. The reduction of the Management Fee is not subject to recoupment by the Manager under the Expense Limitation Agreement, described below. In addition, the Manager has agreed to waive the Management Fee to an extent sufficient to offset the net Management Fee payable in connection with any investment in an affiliated money market fund. This Management Fee waiver is also not subject to such recoupment.

III.	The first paragraph under “Management Fee” in the “Investment Management Arrangements” section on page 74 of the Prospectus is removed entirely and replaced as follows:

The Management Fee is calculated and payable monthly in arrears at the annual rate of 0.75% of the average daily value of the Fund’s Net Assets.

“Net Assets” means the Fund’s total assets minus the Fund’s liabilities. The Manager has agreed to voluntarily waive its Management Fee through March 31, 2027. Purchased Shares are incorporated into the beginning of month net asset value and included in the computation of the Management Fee payable. Share repurchases are included in the computation of the Management Fee payable through the Valuation Date as described in “Repurchase of Shares.”

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

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